Exhibit (a)(5)

EATON VANCE MUNICIPAL INCOME CLOSED-END FUNDS

ANNOUNCE TENDER OFFERS FOR OUTSTANDING AUCTION PREFERRED SHARES

BOSTON, MA, October 22, 2015 — Each of the Eaton Vance municipal income closed-end funds listed below (each, the “Fund” and, collectively, the “Funds”) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase up to 100% of its outstanding auction preferred shares (“APS”) at a price per share equal to 95.5% of the APS liquidation preference of $25,000 per share (or $23,875 per share), plus any accrued but unpaid APS dividends, as described in the Fund’s Offer to Purchase and the related Letter of Transmittal (“Offer Documents”).  Each Fund’s Tender Offer is scheduled to expire at 5:00 p.m. eastern time on Wednesday, December 2, 2015, but may be extended.  If a Fund’s Tender Offer is extended beyond December 2, 2015, a press release will be issued providing notice of the extension.

Fund	Ticker Symbol
Eaton Vance California Municipal Bond Fund II	EIA
Eaton Vance Massachusetts Municipal Bond Fund	MAB
Eaton Vance Michigan Municipal Bond Fund	MIW
Eaton Vance Municipal Bond Fund II	EIV
Eaton Vance New Jersey Municipal Bond Fund	EMJ
Eaton Vance New York Municipal Bond Fund II	NYH
Eaton Vance Ohio Municipal Bond Fund	EIO
Eaton Vance Pennsylvania Municipal Bond Fund	EIP

Each Fund’s Tender Offer is conditional upon the Fund’s issuance of new preferred shares with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the tendered APS and certain other conditions as set forth in the Offer Documents. The complete terms and conditions of each Fund’s Tender Offer are set forth in the Offer Documents as filed with the Securities and Exchange Commission (“SEC”) and distributed to APS holders.

If you have questions about a Fund’s Tender Offer and hold its APS through a broker or other nominee holder, you can call your broker or other nominee holder directly.  You may also call AST Fund Solutions LLC, the Funds’ Tender Offer information agent, toll free at (866) 207-2356 with any questions.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. Each Fund’s Tender Offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other related documents, which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov. Each Fund will also make available, without charge, the Offer to Purchase and the Letter of Transmittal.  Each Fund’s APS holders should read these documents and related exhibits, as they contain important information about each Fund’s Tender Offer.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Based in Boston, Eaton Vance is one of the oldest investment management firms in the United States, with a history dating back to 1924. Eaton Vance and its affiliates managed $298.9 billion in assets as of September 30, 2015, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information about Eaton Vance, visit www.eatonvance.com.

The common shares of closed-end funds often trade at a discount to their net asset value per share (“NAV”).  The market price of a Fund’s common shares can be affected by changes in NAV and Fund distributions, fluctuations in supply and demand for the shares, changing perceptions about the Fund and other market factors.  Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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